Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2011 second quarter results

All financial figures are unaudited and in Canadian dollars (Cdn$) unless noted otherwise.  All financial information, unless otherwise noted, has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 — Interim Financial Reporting, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which are within the framework of International Financial Reporting Standards (IFRS). Prior to 2011, the company prepared its Consolidated Financial Statements and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented in this press release pertaining to Suncor’s 2010 results have been restated to be in accordance with IFRS. A reconciliation of comparative figures from Previous GAAP to IFRS is provided in the notes to the June 30, 2011 unaudited interim Consolidated Financial Statements.  Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Certain financial measures in this news release — namely operating earnings, cash flow from operations and Oil Sands cash operating costs — are not prescribed by Canadian GAAP.  Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis, dated July 26, 2011 (the MD&A) and reconciled to GAAP net earnings in the Consolidated Financial Information and Segmented Results and Analysis sections of the MD&A. Oil Sands cash operating costs are defined and reconciled in the Segmented Results and Analysis — Oil Sands section of the MD&A. Cash flow from operations is reconciled in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Calgary, Alberta (July 28, 2011) — Suncor Energy Inc. reported second quarter 2011 net earnings of $562 million ($0.36 per common share), compared to net earnings of $540 million ($0.35 per common share) for the second quarter of 2010.

Operating earnings, which are adjusted for significant items that are not indicative of operating performance, increased to $980 million ($0.62 per common share) in the second quarter of 2011 from $839 million ($0.54 per common share) in the second quarter of 2010. The increase in operating earnings compared to the second quarter of 2010 was primarily due to higher price realizations for crude oil and strong refining margins, partially offset by lower upstream production volumes.

Cash flow from operations was $1.982 billion ($1.26 per common share) in the second quarter of 2011, compared to $1.770 billion ($1.13 per common share) in the second quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Suncor’s total upstream production during the second quarter of 2011 averaged 460,000 barrels of oil equivalent per day (boe/d), compared to 633,900 boe/d during the second quarter of 2010. Second quarter production volumes are in line with management expectations, reflecting the divestiture of non-core assets, significant planned maintenance at the company’s oil sands facilities and the shut-in of production in Libya. The company’s annual production outlook remains unchanged from targets released in early May.

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Production volumes from Suncor’s Oil Sands business (excluding the company’s proportionate production share from the Syncrude joint venture) decreased during the second quarter of 2011, averaging 243,400 barrels per day (bpd), compared with second quarter 2010 production of 295,500 bpd, due primarily to planned maintenance.

“With major maintenance at our oil sands operations successfully behind us, we’re looking toward a strong second half to the year and steady production through 2012,” said Rick George, president and chief executive officer.

Cash operating costs for Oil Sands (excluding Syncrude) increased to $51.00 per barrel in the second quarter of 2011, compared to $35.70 per barrel during the second quarter of 2010. The increase is a reflection of both higher overall cash costs and the impact of largely fixed cash operating costs being spread over a smaller production volume as a result of planned maintenance at our oil sands facilities.

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 33,800 bpd of production during the second quarter of 2011 compared to 38,900 bpd in the same quarter of 2010.

The Exploration and Production (E&P) business contributed 182,800 boe/d of production in the second quarter of 2011 compared to 299,500 boe/d in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which had contributed incremental production of approximately 60,000 boe/d in the second quarter of 2010, the shut-in of production in Libya and operational issues at Terra Nova and Buzzard.

In Suncor’s downstream Refining and Marketing (R&M) business, total refined product sales averaged 83,900 cubic metres per day (m3/d) during the second quarter of 2011 compared to 89,000 m3/d in the second quarter of 2010. While the company conducted planned maintenance events at three of its four refineries during the quarter, prices for refined products and high refining margins continued to support strong earnings from the R&M business.

Strategy and Operational Update

Suncor continues to move forward on its ten-year growth strategy outlined in December 2010. In support of this strategy, growth spending in the second quarter was primarily focused on expansion of the company’s in situ oil sands operations, ongoing construction of a new oil sands hydrotreating unit and implementation of new tailings reclamation technology across existing oil sands mining operations.

In Suncor’s in situ oil sands operations, Firebag Stage 3 achieved first oil in early July. Steam is expected to be injected into two additional well pads by the end of the third quarter of 2011. Production volumes from Stage 3 are expected to ramp up over approximately the next 24 months toward target capacity of 62,500 bpd of bitumen. In addition, in July of 2011 the company started production at Firebag facilities from infill wells, which are designed to reduce steam-oil ratios from existing well pads in Stages 1 and 2.

“Stage 3 is the foundation of future development at Firebag,” said George. “While the restart of construction and the size of the project presented some challenges, much of the critical infrastructure is now in place for three additional stages to be developed over the next decade. These future stages are expected to be completed at a significantly lower cost.”

The construction of infrastructure, central plant and cogeneration facilities, and two well pads continues on Firebag Stage 4. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013. Stage 4 also has a planned capacity of 62,500 bpd of bitumen.

Suncor’s E&P business entered into agreements to dispose of certain non-core asset packages from its North America Onshore (NAO) operations for net proceeds of $168 million, subject to closing adjustments. All transactions have closed or are expected to close in the third quarter of 2011. The company continues to evaluate opportunities to divest additional non-core NAO assets; however, current market conditions for such dispositions are limiting the number of opportunities that meet the company’s financial objectives. We do not anticipate additional divestitures of NAO assets in 2011.

In E&P’s North Sea operations, in late 2010, a preliminary field development plan was filed for the Golden Eagle Area Development in the United Kingdom (U.K.) portion of the North Sea, which includes stand-alone facilities designed for 70,000 boe/d of gross production. Suncor has approved investment for the company’s 26.69% interest in this development, subject to the development receiving certain regulatory approvals. During the second quarter of 2011, the partners in the Golden Eagle development purchased production licences for additional offshore blocks.

In E&P’s International operations, our joint venture partner, Harouge, has shut in all Libyan production and Suncor has declared force majeure under its Exploration and Production Sharing Agreements (EPSAs) as a result of the political violence that began during the first quarter of 2011. Suncor continues to comply with the terms of all government sanctions in jurisdictions relevant to the company’s operations.

The company is not certain whether it will be able to resume operations in Libya pursuant to its EPSAs, which may be terminated under certain circumstances, including an event of force majeure extending beyond two years. Based on an assessment of expected future net cash flows over a range of possible outcomes, the company recorded impairment charges of $514 million in the second quarter of 2011. After these impairments, the carrying value of Suncor’s net assets in Libya at June 30, 2011 was approximately $400 million.

Suncor’s operations in Libya represented approximately 1% of the company’s consolidated operating earnings for the year ended December 31, 2010 and 3% of the company’s consolidated assets as at December 31, 2010. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of approximately $400 million (pre-tax) on certain foreign operations, including Libyan operations.

In Syria, which has also been subject to civil unrest, operations are ongoing. We have been monitoring the unrest carefully and are taking all necessary precautions to ensure the safety of our people, the security of the company’s assets and the ongoing domestic energy supply required to meet internal Syrian demand.

In offshore East Coast Canada operations, the 15-week dockside maintenance program originally planned for Terra Nova in 2011 has been deferred until 2012 so that plans to resolve hydrogen sulphide issues may be implemented concurrently. Plans continue for Terra Nova to undergo a four-week annual maintenance outage beginning in September 2011, during which Suncor’s share of production, including production from a new well completed in July 2011, is expected to be reduced by approximately 20,000 bpd.

In Suncor’s renewable energy business, the company’s 20-megawatt (MW) Kent Breeze wind power project in southwest Ontario commenced operations on May 12, 2011. Development of the 88-MW Wintering Hills wind power project in southern Alberta continued during the second quarter, with capital expenditures focused on the acquisition of wind turbines and the construction of plant facilities and infrastructure. The company, which holds a 70% interest in the project, expects the project to be completed in the fourth quarter of 2011.

Corporate Guidance

Suncor’s outlook for total production is unchanged from previous corporate guidance; however, Suncor has updated other components of the corporate guidance that it previously issued on May 3, 2011, as follows:

	2011 Full Year Outlook May 3, 2011	2011 Full Year Outlook Revised July 28, 2011	Actual Six Months Ended June 30, 2011
Suncor Total Production (boe/d) (1)
Production	NA	520,000 – 570,000	530,100
Production — before targeted divestitures	520,000 – 570,000	NA	NA
Production — related to targeted divestitures	37,000	NA	NA
North America Onshore (mmcfe/d)
Production(1)	NA	370 – 410	406
Production — before targeted divestitures	370 – 410	NA	NA
Production — related to targeted divestitures	220	NA	NA

(1)                                  Under current market conditions, Suncor does not anticipate entering into further agreements to divest assets in 2011. As a result, we are now guiding to total production for the year as opposed to production before and after targeted divestitures. Divestitures representing annual production of approximately 12 million cubic feet of natural gas equivalent per day (mmcfe/d) are expected to have closed by the end of July 2011. As a result, NAO production is expected to be towards the bottom end of its range.

Suncor has been advised by the operator of Buzzard to expect full production by the end of August, after cooling system repairs and the commissioning and start-up of the fourth platform are completed. Suncor will continue to monitor progress at Buzzard.

Suncor’s outlook for total capital expenditures is unchanged from previous corporate guidance, except that amounts have been reallocated across the company’s businesses to reflect actual expenditures over the first six months of 2011.

For further details regarding Suncor’s 2011 corporate guidance, see www.suncor.com/guidance.

The Strategy and Operational Update and Corporate Guidance above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined in Risk Factors below.

Assumptions for the Oil Sands 2011 Full Year Outlook include reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2011. Assumptions for the East Coast Canada, International and North America Onshore 2011 Full Year Outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance events.

Additional assumptions for the 2011 Full Year Outlook can be found at www.suncor.com/guidance, which assumptions are herein incorporated by reference.

Risk Factors

Factors that could potentially impact Suncor’s operational outlook for 2011 include, but are not limited to:

•                  Bitumen supply. Ore grade quality, unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance could impact 2011 production targets.

•                  Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events are not effectively executed.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor’s operations in Syria may be constrained by political unrest.

Legal Advisory — Forward-Looking Information

This News Release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions.

Forward-looking statements in this News Release include references to the following.

Suncor’s expectations about where future capital expenditures will be directed and the timing for completion of growth and other significant projects, including:

•                  For Firebag Stage 3, that steam will be injected into two additional well pads by the end of the third quarter of 2011;

•                  Output from Firebag Stage 3 will ramp up slowly over a period of 24 months after achieving first oil;

•                  Planned capacities of both Firebag Stages 3 and 4 are 62,500 bbls/d of bitumen;

•                  The company’s belief that future stages of Firebag will be completed at a significantly lower cost than Firebag Stage 3;

•                  The company’s estimate that Firebag Stage 4 will begin production late in the first quarter of 2013;

•                  The company’s expectation that it will invest in the Golden Eagle Area Development, subject to certain regulatory approvals, and that the development will include stand-alone facilities designed for 70,000 boe/d of gross production; and

•                  The Wintering Hills wind project is expected to be completed in the fourth quarter of 2011.

The anticipated timing, duration and impact of planned maintenance events, including:

•                  The 15-week dockside maintenance program at Terra Nova deferred to 2012 and the plans to resolve H2S issues that will be implemented concurrently; and

•                  The four-week annual maintenance outage at Terra Nova scheduled to begin in September 2011 and the estimated decrease to the company’s share of production, which includes production from the well that was completed in July 2011, of approximately 20 mbbls/d over the duration of the outage.

Also:

•                  Suncor’s expectation that remaining transactions involving certain of its North America Onshore assets will close in the third quarter of 2011;

•                  Suncor’s belief that no further dispositions of natural gas assets from its North America Onshore business will occur in 2011;

•                  Full production rates at Buzzard are expected by the end of August, after the cooling system repairs and the commissioning and start-up of the fourth platform are completed.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain crude oil and natural gas liquids (NGL) volumes have been converted to millions of cubic feet equivalent (mmcfe) of natural gas on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the same basis. Any figure presented in mmcfe or boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

A full copy of Suncor’s second quarter 2011 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com or by calling 1-800-558-9071 toll-free in North America.

To listen to the conference call discussing Suncor’s second quarter results, visit www.suncor.com/webcasts.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com